FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release

October 26, 2009, Gold Reserve Reports on Status of Brisas Property

Forward Looking Statements

Certain statements included herein constitute forward-looking statements that state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the outcome or process of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and/or Barbados to determine compensation due to Gold Reserve resulting from its claims in arbitration against the Venezuelan government and its agents and agencies, or if the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the trial regarding the enjoined hostile takeover bid for Gold Reserve; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates) or our inability to undertake such construction or production; the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Notes" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, on March 31, 2009.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

Exhibit 99.1 News Release

GOLD RESERVE REPORTS ON STATUS OF BRISAS PROPERTY

SPOKANE, Washington, October 26, 2009

Gold Reserve Inc. (NYSE-Amex: GRZ) (TSX: GRZ) reported today that stories in the press relating to the takeover by the Government of Venezuela of the Brisas Property in southeastern Venezuela are erroneous. Personnel, apparently from CVG-Minerven, visited the Brisas Camp on Thursday claiming that they were there to assume control of the Brisas Del Cuyuni Concession. The individuals who arrived at the camp did not appear to have any written authorization to conduct such action on behalf of the Government. Thus, their actions did not appear to be legally supported. In any event, any action to assume control of the property without recognizing the status of the underlying hard rock concession, which contains 97% of the economic value of the mineral deposit, would be inconsistent with Venezuelan law.

The Company on Wednesday October 21st filed its Request for Arbitration under the Canada-Venezuela bilateral investment treaty before the International Centre for the Settlement of Investment Disputes of the World Bank. This evident retaliation against the Company is a further demonstration of the Government’s wrongful treatment of Gold Reserve and its investments in Venezuela.

The Company’s staff at Brisas advised the persons who arrived on the property that the Company will respond, in accordance with the applicable Venezuelan laws, only to a duly authorized written request from the Government in respect of the property.

Doug Belanger, President of Gold Reserve stated, “We are very disappointed by this evident retaliatory action and have sent letters to the relevant authorities in the Government informing them of this wrongful conduct. Gold Reserve has always respected the laws of Venezuela and has the right to be treated fairly on the basis of the rule of law.”

In the past few weeks there has been an encroachment on the Brisas property of small illegal miners and the Company has sent numerous formal and urgent requests to the relevant Government agencies to assist in the removal of these miners. However, the government response has been limited and the level of mining activity is increasing daily. The Company is very concerned about the safety of its employees as well as the safety of these illegal miners. Sadly, just a few weeks ago several illegal miners were killed on the Las Cristinas property adjacent to Brisas, when a pit collapsed around them due to the unsafe conditions in which they work. Also, this type of illegal mining activity inevitably results in serious environmental degradation. Gold Reserve will not be held responsible for this kind of illegal activity on the property when the Government fails to discharge its responsibilities in these matters.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the outcome or process of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and/or Barbados to determine compensation due to Gold Reserve resulting from its claims in arbitration against the Venezuelan government and its agents and agencies, or if the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the trial regarding the enjoined hostile takeover bid for Gold Reserve; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates) or our inability to undertake such construction or production; the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Notes" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, on March 31, 2009.

FOR FURTHER INFORMATION: Internet – www.goldreserveinc.com Company Contact A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634